Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS EXCEPT RATIO)

	For the Nine Months
	Ended September 30,		For the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

Statement of computation income from continuing operations before minority interest	$47,824	$42,303	$56,814	$42,182	$35,974	$29,204	$20,886

Fixed Charges:
Interest expense	48,160	35,376	50,652	46,793	42,172	24,541	2,254

Earnings	$95,984	$77,679	$107,466	$88,975	$78,146	$53,745	$23,140

Ratio of earnings to fixed charges	1.99	2.20	2.12	1.90	1.85	2.19	10.27